EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, the Coca-Cola Enterprises UK Employee Share Plan, the Coca-Cola Enterprises Belgian and Luxembourg Stock Savings Plan, the Coca-Cola Enterprises, Inc. Deferred Compensation Plan for Nonemployee Directors, and the Coca-Cola Enterprises, Inc. Supplemental Savings Plan of our report dated May 25, 2010, with respect to the combined financial statements of International CCE Inc. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, included in the Coca-Cola Enterprises Final Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on August 26, 2010.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 1, 2010